Exhibit 99.3

1 September 17, 2025 Bullish Q2 2025 Shareholder Update 1

Disclaimer

Non-IFRS financial measures and key performance indicators
This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards ("IFRS"). These non-IFRS financial measures are "adjusted transaction revenue," "subscriptions, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted net income (loss)" and "adjusted EBITDA," "gross liquid assets" and "net liquid assets." These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the Appendix for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking "adjusted transaction revenue," "subscriptions, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter "adjusted transaction revenue," "subscriptions, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" to the most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicated without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

In addition, management is providing forward-looking guidance on the following key performance indicator, Trading Volume, for the upcoming fiscal quarter. Refer to the Appendix in this communication for definitions of key performance indicators.

Mark-to-Market — Digital asset prices are subject to extreme volatility, and our holdings of digital assets and other balance sheet items fluctuate constantly in the ordinary course of business. You should not assume that the amounts depicted in this presentation as "mark-to-market" as of September 2025 reflect the actual holdings or balances as of such date or any other date subsequent to June 30, 2025.

Additional information
This communication should be read together with the accompanying earnings press release, available on our Investor Relations website investors.bullish.com.

Forward-Looking Statements
This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to our expected financial or operating performance, including for the upcoming fiscal quarter; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; expectations regarding relationships with clients and third-party business partners; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled "Risk Factors" in our final prospectus dated August 12, 2025 filed with the Securities and Exchange Commission ("SEC"), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

Trademarks
"Bullish", "CoinDesk", and related word marks and logos are our registered or common law trademarks, service marks or trade names. All third-party trademarks referenced in this communication are property of their respective owners, the use of which does not imply endorsement.

2

3 Tom Farley Speaking today David Bonanno Chief Executive Officer Chief Financial Officer

4 To provide mission - critical products and services that are designed to help institutions grow their businesses, build trust across global regulatory frameworks, and drive the adoption of blockchain technology and digital assets Our objective

5 We offer comprehensive product offering and unique value proposition in the rapidly growing digital assets market Information Services Global reach CoinDesk brand Comprehensive suite of digital assets data Trusted & regulated index solutions Realtime insights Marquee events Market Infrastructure Global order book Exceptional liquidity Tier 1 regulatory licenses Comprehensive product set Institutional - grade infrastructure Unconflicted business model

6 Source: Company filings, Research and Markets, ISDA, SIFMA, Ocorion , CBOE, CoinGecko Note: 1 Crypto market cap as of 9/11/25, Investable assets as of 12/31/24; 2 Represents latest available data – 7/31/25 LTM for digital assets, 8/31/25 LTM for US equities, and 2024 for US treasuries, rate swaps, and FX; 3 Top 10 centralized exchange spot volume $1,512 $399 $229 $180 $20 FX US rate swaps US Treasuries US Equities Digital assets $247T $4.1T Total investable assets Crypto market cap $ in Trillions 3 Trading volumes 2 ($T) Market cap 1 Bullish is well positioned to take advantage of the massive TAM potential within digital assets

There is currently tremendous momentum across the digital assets industry

Growing stablecoin opportunity

$290B+
Stablecoin market cap[1]

+68%
YoY increase in stablecoin circulation[2]

+574%
Increase in stablecoin tokens from 27 to 182 over past 3 years[3]

Institutional engagement[4]

94%
Of institutions believe in the long-term value of digital assets

34%
US institutional investors invest in digital assets

57%
European institutional investors invest in digital assets

Increasing TradFi involvement

BlackRock	ETF launch
BNY	Custody solutions
Charles Schwab	Digital asset trading in 2026
E*TRADE from Morgan Stanley	Digital asset trading in 2026
Societe Generale	Custody and stablecoin launch
Fidelity Digital Assets	Digital asset custody & trading services
Goldman Sachs	GS Digital Assets Platform

Regulatory clarity

- CLARITY Act & GENIUS Act
- Markets in Crypto-Assets (MiCA)
- VATP Regime & ASPIRE Regulatory Roadmap
- Payment Services Act
- Financial Services and Markets Act

Source: Finance Magnates "Global Spot Crypto Trading Climbs 142% YoY to $2.1T", Company filings, Grand View Research "Europe Cryptocurrency Exchange Platform Market Size & Outlook" (2024), Cointelegraph. Coinbase "2025 Institutional Investor Digital Assets Survey"; KPMG Canada, CAASA, Chainalysis, Bloomberg, 2025 State of the Crypto Holders Report, Chainalysis, Forbes, EY, World Economic Forum; Crypto Ninjas, newtrading.io; Fidelity Institutional Investors Digital Asset Survey, DeFiLlama
Note: [1] As of September 17, 2025; [2] As of September 17, 2025; [3] As of July 2024; [4] As of December 31, 2024

7

8 Traditional asset classes Bullish has built a market infrastructure and information services business based on proven TradFi precedents opportunity Regional brokers Pre - trade data / indices Trade Exchange Execution and liquidity provision Clearing Institutional Retail Exchange Liquidity services Clearing

CoinDesk is crypto's leading information services platform

CoinDesk's indices, data, and insights offerings are highly complementary to Market Infrastructure

	CoinDesk Indices	CoinDesk Data	CoinDesk Insights
Summary	Proprietary and single-asset benchmarks and indices tracking the performance of digital assets	Real-time and historic feeds for crypto exchange data	News, analysis, real-time information, and conferences across the crypto ecosystem
Revenue Model	AUM & Volume Driven	Subscription Based	Advertising / Ticket Sales
KPIs	**$41B** AUM covered as of 2Q25 **$15B+** Total traded volume, CoinDesk 20 index	**300+** Digital asset exchanges covered **11k+** Monthly API Users	**18M+** Total unique Visitors in 1H25 **26,000+** 2025 Consensus conference registration

9

10 Bullish benefits from a diverse revenue model Note: Formulas displayed represent a simplified view of Bullish revenue model Adjusted transaction revenue Insights business revenue Liquidity services revenue # of Ads Balances Subscription fee Exchange Data business revenue Subscribers Subscription price SUBSCRIPTION SERVICES & OTHER REVENUE Indices business revenue AUM Asset - linked fee % Indices related data revenue Insights business revenue # of conference attendees Ticket price Sponsorship & other revenue Media Events Cost per ad INFORMATION SERVICES MARKET INFRASTRUCTURE Performance based upside Liquidity Services Yield Fees Volumes Spread INSIGHTS

Recent Bullish Highlights

License Infrastructure

NY BitLicense approval and Money Transmitter License approvals in various US states

BaFin

MiCAR license uplift through Germany's BaFin to full alignment with the **European Union**'s MiCA regulations

SFC 證監會

Officially licensed in **Hong Kong** with Type 1 & Type 7 Virtual asset trading platform licenses

Market Infrastructure

1 Liquidity Services

- Established product market fit across stable and non-stable digital asset tokens with future RWA tokenization opportunity
- Collaboration with Solana Foundation to advance liquidity & stablecoin ecosystem support
- Q3 is largest quarter by bookings yet

SOLANA FOUNDATION

And many more…

2 Pricing Optimizations

- Initiated new pricing optimization efforts in Q2 2025
- Fee adjustments and technology improvements to optimize volatility adjusted total adjusted transaction revenue
- Expect continued optimization across all products

3 Options Product Launch

- Launched trading in a risk-limited mobilization phase
- Full launch in Q4 2025

Information Services

CoinDesk Indices:

- 2Q25 AUM $41bn, up $9bn QoQ
- Launch of CDOR, the core for stablecoin money markets

CoinDesk Data:

- Commercial success, including upsells like our new, more expansive partnership with LSEG

CoinDesk Insights:

- Successful Consensus conferences, in Hong Kong and Toronto; +26k total registrations
- Expanded custom research offering

Accelerating cross-sell across Bullish's global client base and complementary product set

11

Powering our Partners Growth

Igloo Inc: Pudgy Penguins and $PENGU

Onboarding Users to Crypto through IP and Real World Experiences:

- Pudgy Penguins is onboarding the next generation of crypto users through retail-friendly products, video games, digital content and partnerships with high-profile brands such as Sotheby's, Nascar and Pez.
- +2 million Pudgy Penguin toys sold across +10,000 global retailers including Walmart and Target. The toys include a scannable QR code to creates a Web3 wallet with an NFT which can be used in Pudgy Penguin's interactive online and mobile gaming experiences.
- +750k downloads of Pudgy Party mobile game which features an in game, blockchain based, marketplace for skins and other digital assets.


Sotheby's

47


Global IP and Community Powerhouse:

- Scaled Distribution: 220bn lifetime impressions with ~800 million daily impressions. Five million social media followers and more GIPHY impressions than Pokémon, Hello Kitty and Star Wars.
- "Mascot of Crypto": The Pudgy Penguins profile picture has become a crypto phenomenon and used by Solana, VanEck, Bitwise, Tom Lee, Mike Novogratz, Coinbase and many other prominent crypto companies and personalities.



12

Powering our Partners Growth

Igloo Inc: Pudgy Penguins and $PENGU

IP Capital Markets Goining Mainstream:

- PENGU inclusion in CoinDesk 80, CoinDesk 100 and CoinDesk MEME Indices.
- CBOE 19b-4 filing for the first-of-its-kind $PENGU and Pudgy Penguins NFT ETF is currently under SEC review.
- PENGU 8th largest airdrop in history with ~$1 billion in current market value given out to Pudgy Penguin NFT holders and other crypto native communities.
- PENGU and NFT collections market capitalization of ~$3.5 billion.

Bullish on Pudgy Penguin Partnership:

- Four multi-year subscription products across market infrastructure and information services.
- $PENGU listed on Bullish with liquidity against USDC, USDT and SOL.
- Pudgy Penguin activation at 2026 Consensus Hong Kong and Miami as well as a CoinDesk and Pudgy Penguin co-branded “Crypto Café” in Seoul, South Korea.
- Strong partnership foundation for future expansion across the Bullish platform and Pudgy Penguin ecosystem.



13

14 Financials & KPIs Q2 2025 Update

15 Q2’2025 In - line with F1 Ranges * Figures may not sum due to rounding Q2 Ranges (F1) Q2’2025 US $ Millions High Low Actual Adjusted Transaction Revenue $24.2 $23.9 $24.1 Subscription and Services Revenue 32.4 30.7 31.9 Revaluation of Digital Assets Held as Investments 1.2 0.8 1.0 Total Adjusted Revenue 57.3 55.8 57.0 Adjusted EBITDA 8.4 6.9 8.1 Margin (%) 15% 12% 14% Adjusted Net Income ($5.6) ($7.3) ($6.0) Note: Adjusted transaction revenue, subscription, services and other revenue and adjusted EBITDA are non - IFRS financial measures . See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures.

Income statement and KPIs

	1Q24	2Q24	3Q24	4Q24	FY24	1Q25	2Q25	1H25
Financial Metrics ($m)								
Adjusted transaction revenue	$44.5	$34.9	$32.8	$41.0	$153.3	$42.0	$24.1	$66.1
Subscription & services revenue	8.8	25.8	11.5	13.7	59.8	19.7	31.9	51.6
Revaluation of digital assets held as investments & Other[1]	0.2	0.0	0.2	0.5	0.9	0.6	1.0	1.6
Total adjusted revenue	**53.5**	**60.7**	**44.5**	**55.2**	**214.0**	**62.4**	**57.0**	**119.4**
Adjusted operating expenses	39.5	46.0	36.9	39.4	161.8	49.2	48.9	98.2
Adjusted EBITDA	**14.0**	**14.7**	**7.7**	**15.8**	**52.2**	**13.2**	**8.1**	**21.2**
% Margin	*26.2%*	*24.2%*	*17.2%*	*28.7%*	*24.4%*	*21.1%*	*14.2%*	*17.8%*
Finance expenses	8.9	9.1	9.9	10.7	38.5	10.2	13.3	23.5
Depreciation and amortization, other	1.2	0.8	0.9	1.1	4.0	0.8	0.8	1.6
Adjusted net income	**$3.9**	**$4.8**	**($3.1)**	**$4.0**	**$9.7**	**$2.1**	**($6.0)**	**($3.9)**
% Margin	*7.3%*	*7.9%*	*(6.9%)*	*7.3%*	*4.5%*	*3.4%*	*(10.5%)*	*(3.2%)*
Key Performance Indicators								
BTC Price (daily average, '000s)	$53.4	$65.7	$61.0	$83.3	$65.9	$93.5	$98.5	$96.0
Exchange KPIs								
Annualized BTC Volatility (SPOT)	45.9%	41.2%	45.1%	42.0%	43.5%	47.4%	35.3%	41.4%
Avg. Daily Trading Vol (SPOT, $m)	$1,415.8	$1,100.3	$1,410.8	$2,042.9	$1,492.5	$2,550.5	$1,791.1	$2,170.8
Avg. Daily Trading Vol (PERP, $m)	$392.8	$361.4	$332.6	$268.3	$338.8	$248.8	$182.6	$215.7
Bullish OPEX Metrics								
Headcount	371	367	342	388	388	406	406	406
CoinDesk Media								
CoinDesk.com total pageviews (million)	41.9	33.4	26.5	26.5	128.2	27.8	26.4	54.2
CoinDesk.com monthly unique visitors (million)	7.0	5.1	3.8	3.9	5.0	3.1	2.9	3.0

[1] Revaluation of digital assets held as investments & Other includes Change in Fair value on Investments in Financial Assets of $0.2m in 1Q24

Note: Adjusted transaction revenue, subscription, services and other revenue and adjusted operating expenses and adjusted operating profit / (loss) are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expenses exclude share-based compensation and non-recurring expenses, such as prepayment releases and termination payments. CoinDesk was acquired in November 2023. *FY'24 CoinDesk monthly unique visitors is a monthly average across the full year.

16

Bullish Adjusted Operating Expense Summary

Key Highlights

- Adjusted Operating Expenses increased 0.6% QoQ ($49.2m in 1Q25 vs. $48.9m in 2Q25) and 6.3% YoY (vs. $46.0m in 2Q24).
- Compensation and Benefits remains the largest driver, though it was slightly lower QoQ mainly due to annual bonus and other staff costs paid in 1Q25
- Advertising, Promotion and Production grew to $7.4m (vs. $4.9m in 1Q25), driven by NA Consensus marketing and production expenses.
- Legal and Professional Fees increased ~20% QoQ ($6.6m vs. $5.5m in 1Q25)
- Information Technology and Software spend grew 19%, reaching $5.4m in 2Q25 (vs. $4.5m in 1Q25)
- Depreciation, Amortization and Other expenses decrease ~22% QoQ ($3.8m vs. $4.8m in 1Q25)

Bullish Adjusted Operating Expense

(In U.S. $ Millions)


End of period total Headcount[3]
371
367
342
388
406
406
$ 39.5
$ 46.0
$ 36.9
$ 39.4
$ 49.2
$ 48.9
3.6
4.7
3.1
0.5
27.6
4.5
4.1
4.5
6.3
26.6
3.9
5.0
3.7
27.2
(2.9)
4.5
5.4
3.9
1.8
23.8
4.8
4.5
5.5
4.9
29.4
3.8
5.4
6.6
7.4
25.7
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Compensation and Benefits
Advertising, Promotion and Production
Legal and Professional Fees
Information Technology and software
D&A, Custody and Other

Note:
- Right-of-Use are included in Other Expenses
- 3Q24 Advertising & Promotion includes a $2.9m tax credit from Austin city grants
- Headcount growth in 4Q24 was primarily driven by the CCData acquisition

Note: Adjusted operating expenses are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expenses exclude share-based compensation and non-recurring expenses, such as prepayment releases and termination payments.

17

18 Digital Asset Balance Update BTC ETH USDx Other Total 2 Ending Price as of 6/30/2025 1 $107,594 $2,460 Units (in 000s) Digital assets held - intangible assets 17.8 0.8 Digital assets held - inventories 1.8 10.8 Loan and other receivable - digital assets 2.6 1.0 Digital assets held - financial assets - - Investments in financial assets 2.1 - Total 24.3 12.6 USD Balance ($ Millions) Digital assets held - intangible assets $1,917 $2 $0 $38 $1,957 Digital assets held - inventories 189 27 8 8 232 Loan and other receivable - digital assets 281 3 26 1 311 Digital assets held - financial assets - - 106 - 106 Investments in financial assets 229 - 59 134 422 Total $2,616 $32 $199 $181 $3,028 Digital Asset Balances – 2Q25 1. Ending price is the implied price, which represents the total price across the primary asset and any wrapped assets for a given token . The balance total include wrapped tokens, such as Wrapped Bitcoin and Wrapped Ethereum, which are combined with their native asset, as well as certain assets supplied to decentralized finance protocols . 2. Digital Asset balances as of 6 / 30 / 2025 does not include $ 1 . 2 b of IPO Proceeds

19 Post - Quarter Performance Q3 2025 Update & Guidance

20 July & August Exchange Update 2025 Monthly Metrics Report for August 2025 Aug Jul Jun May Apr Mar Feb Jan (Unaudited) (M - in millions, B - in billions) Trading Volume ($B) 18.2 20.8 19.9 32.8 39.2 43.2 30.9 34.6 Spot - BTC 12.8 11.1 9.5 12.0 10.9 14.9 19.2 18.3 Spot - ETH 8.6 12.9 8.1 10.3 13.3 17.0 20.9 19.4 Spot - Stablecoin 4.6 4.0 2.4 2.6 2.2 2.7 3.8 4.8 Spot - Other 44.3 48.8 39.9 57.6 65.5 77.7 74.8 77.1 Total Spot 4.6 5.0 4.1 5.8 6.8 8.0 7.8 6.6 Perpetual 48.8 53.8 44.0 63.4 72.3 85.7 82.5 83.7 Total Trading Volume Average Trading Spread (bps) 2.55 1.76 1.58 1.55 1.65 1.87 1.97 2.14 Spot (0.65) (0.80) (1.22) (0.86) (1.47) (2.38) (1.41) (1.06) Perpetual 2.25 1.52 1.32 1.32 1.36 1.47 1.65 1.90 Average Trading Spread Monthly Avg Volatility 28% 27% 28% 33% 44% 50% 44% 48% BTC 60% 54% 54% 67% 70% 69% 78% 60% ETH * Figures may not sum due to rounding

21 Q3’2025 Guidance Q3’2025 2025 2024 Quarterly Performance & Outlook Low High Q2 Q1 Q4 Q3 Estimates as of 9/17/2025 (M - in millions, B - in billions) Trading Volume ($B) 133.0 142.0 179.6 251.9 212.6 160.4 Total Trading Volume Adjusted Revenue ($M) 25.5 28.0 24.1 42.0 41.0 32.8 Adjusted Transaction Revenue 43.5 48.0 32.9 20.4 14.1 11.7 Subscription, Services & Other 69.0 76.0 57.0 62.4 55.2 44.5 Total Adjusted Revenue Adjusted EBITDA ($M) 44.0 48.0 48.9 49.2 39.4 36.9 Adjusted Operating Expense 25.0 28.0 8.1 13.2 15.8 7.7 Total Adjusted EBITDA 36% 37% 14% 21% 29% 17% Margin % 12.0 17.0 (6.0) 2.1 4.0 (3.1) Adjusted Net Income ($M) * Figures may not sum due to rounding ** Subscription, Services, and Other Revenue includes the Revaluation of Digital assets Held as Investments. This amount is $0. 2m, $0.5m, $0.6m, and $1.0m for Q3 2024, Q4 2024, Q1 2025, and Q2 2025, respectively.

22 Value of excess capital: NAV calculation update Notes : 1 Assumes BTC price of $ 107 , 594 and $ 116 , 267 as of 6 / 30 and 9 / 17 , respectively . Assumes ETH price of $ 2 , 460 and $ 4 , 506 as of 6 / 30 and 9 / 17 , respectively . You should not assume that the amounts depicted above reflect the actual holdings or balances as of September 17 , 2025 . * Figures may not sum due to rounding Cash $36 - - - - - ($3) - $32 - - $32 Debt - - - - - - - (570) (570) - - (570) Stablecoins - 0 106 8 59 26 (84) - 114 - 1,213 1,327 BTC - 1,917 - 189 229 281 (189) - 2,427 196 - 2,623 ETH - 2 - 27 - 3 (27) - 4 4 - 8 Others - 38 - 8 134 1 (9) - 172 55 - 227 1

23 Appendix

24 Reconciliation of non - IFRS measures June 30 LTM Quarter ended June 30 Year ended December 31 (In U.S. $ millions) 2025 2025 2024 2023 Digital assets sales - on our Exchange 258,744$ 58,601$ 250,179$ 115,607$ Cost of digital assets derecognized - on our Exchange (258,656) (58,585) (250,083) (115,536) Change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange 64 10 72 61 Transaction income 2 - 2 - Net spread related income and change in fair value of perpetual futures (14) (2) (17) (1) Adjusted transaction revenue 140 24 153 131 Subscriptions and services revenue 77 32 60 15 Change in fair value of investment in financial assets - - - 4 Revaluation of digital assets held as investments 1 1 1 - Adjusted Revenue 218$ 57$ 214$ 150$

25 ($ in millions) Q4'24 Q1'25 Q2'25 Digital assets sales $66,024 $80,236 $58,631 Cost of digital assets derecognized (65,999) (80,210) (58,615) Other revenues 17 20 32 Change in fair value of derivatives (13) - (2) Change in fair value of investments in financial assets 27 (72) 86 Change in fair value of digital assets held, net 211 (247) 68 Change in fair value of financial liability at FVTPL (43) (1) (15) Net spread related income and change in fair value of perpetual futures (3) (4) (2) Administrative expenses (37) (47) (43) Other expenses (13) (15) (17) Finance expenses (11) (10) (13) INCOME/ (LOSS) BEFORE INCOME TAX 160 (350) 110 Income tax expense (4) - (1) NET INCOME/(LOSS) 156 (350) 109 NET INCOME/(LOSS) ATTRIBUTABLE TO: Owners of the Group 155 (344) 108 Non-controlling interests 1 (5) 1 Other comprehensive income/(loss) Revaluation of digital assets held as investments 540 (100) 479 Changes in credit risk of financial liability (16) 6 (4) Culumative translation adjustments (1) 1 2 TOTAL COMPREHENSIVE INCOME / (LOSS) 680 (442) 586 ATTRIBUTABLE TO: Owners of the Group 669 (436) 583 Non-controlling interests 11 (6) 1 EPS $0.68 ($1.52) $0.47 Consolidated statement of profit and loss and other comprehensive income (unaudited)

26 Adjusted EBITDA and Adjusted Net Income Adjusted EBITDA and Adjusted Net Income June 30 LTM Quarter ended June 30 Year ended December 31 2025 2025 2024 2023 Income/(loss) (149)$ 108$ 80$ 1,300$ Adjusted to exclude the following: Digital asset sales on other venues (341) (30) (22) (885) Cost of digital assets derecognized on other venues 341 30 22 883 Loss/(Gain) from changes in fair value of digital assets (1) (23) (131) (1,291) Income tax expense 5 1 5 1 Finance expenses 44 13 39 3 Share-based payment expenses 19 3 23 6 Change in fair value of loan and other receivables - (85) (55) (44) - Change in fair value of digital assets loan payable 15 13 14 - Change in fair value of derivatives 14 2 12 - Change in fair value of financial liability at FVTPL 30 15 43 - Change in fair value of investments in financial assets (44) (86) (29) (0) Impairment of right-of-use assets - - 1 - Impairment losses of digital assets held - intangible 169 7 25 - Depreciation and amortization 3 1 4 2 Non-recurring expenses 22 7 10 8 Adjusted to include the following: Revaluation of digital assets held as investments 2 1 1 - Adjusted EBITDA 45$ 8$ 52$ 27$ Finance expenses (44) (13) (39) (3) Depreciation and amortization (3) (1) (4) (2) Tax effect of adjusted net income before taxes (0) 0 (0) (0) Adjusted Net Income (3)$ (6)$ 10$ 22$

Balance Sheet

ASSETS	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25
Goodwill	$ 40	$ 40	$ 61	$ 62	$ 63
Other intangible assets	34	33	33	33	32
Property and equipment and right-of-use assets	17	16	14	16	15
Deferred tax assets	5	5	2	2	3
Other assets	19	19	22	23	21
Restricted cash	4	4	2	2	2
Total non-current assets	119	118	135	137	136
Digital assets held - intangible assets	1,280	1,347	1,878	1,609	1,957
Digital assets held - inventories	435	386	574	193	232
Digital assets held - financial assets	249	170	133	132	106
Loan and other receivable - digital assets	121	138	166	263	311
Derivative financial instruments	-	-	-	-	-
Investments in financial assets	5	34	422	260	422
Other assets	14	15	19	20	19
Customer segregated digital assets	-	-	-	-	-
Customer segregated cash	6	7	4	7	4
Restricted cash	15	16	16	16	16
Cash and cash equivalents	51	29	36	28	36
Total current assets	2,177	2,144	2,912	2,528	3,104
TOTAL ASSETS	2,296	2,261	3,047	2,665	3,240
LIABILITIES & EQUITY					
Borrowings from related parties	$ 471	$ 457	$ 482	$ 477	$ 496
Convertible redeemable preference shares	48	48	48	48	48
Digital assets loan payable	5	6	21	6	6
Lease liabilities	13	12	11	12	11
Deferred tax liabilities	-	-	-	-	-
Total non-current liabilities	536	523	562	543	562
Convertible redeemable preference shares	-	-	-	-	-
Customer segregated cash liabilities	6	7	6	7	4
Borrowings	25	25	25	54	73
Digital assets loan payable	-	-	-	51	-
Lease liabilities	5	5	4	5	5
Other payables	30	40	49	42	44
Other liabilities	-	-	-	-	-
Derivative financial instruments	-	-	-	-	-
Total current liabilities	66	77	85	158	126
Total liabilities	602	600	647	701	688
Total equity	1,694	1,661	2,401	1,964	2,551
TOTAL LIABILITIES & EQUITY	$ 2,296	$ 2,261	$ 3,048	$ 2,665	$ 3,239

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28 IFRS Operating Expense to Adjusted Operating Expense Quarterly Periods 6 Months ended June 30 6 Months ended June 30 $ Millions 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 2024 2025 IFRS Core Operating Expense $46.7 $56.4 $46.4 $49.7 $62.2 $60.4 $103.1 $122.6 Adjusted for: Stock-based compensation expense 1 3.3 8.9 5.7 4.7 5.1 3.3 12.2 8.4 Non-recurring expenses - legal and professional fees 2 1.2 0.6 1.2 4.3 6.0 6.3 1.8 12.4 Non-recurring expenses - compensation and benefits 3 1.5 0.1 1.9 0.3 1.0 1.1 1.6 2.1 Depreciation and amortization expense 4 1.2 0.8 0.9 1.0 0.8 0.8 2.0 1.6 Adjusted Operating Expense $39.5 $46.0 $36.9 $39.4 $49.2 $48.9 $85.5 $98.2 (1) Stock - based compensation expense represent equity compensation, a non - cash expense (2) Non - recurring expenses are considered one - time in nature, recent legal and professional fees are related to IPO specific expense s (3) Non - recurring expenses are considered one - time in nature, non - recurring compensation and benefits are termination related (4) Depreciation and amortization expense includes depreciation of fixed assets, and amortization of capitalized engineering cost s, and intangible assets

29 Definition of Certain Metrics Adjusted transaction revenue is a non - IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transactional revenue as ( i ) the portion of “Digital asset sales”, as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) th e “ Cost of digital assets derecognized” excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (in clu ded within reported “Change in fair value of digital assets held, net”), plus (iv) transaction income (included within reported “Other revenues”), plus (v) net spread related income and change in fair value of perpetual futures on the Ex cha nge. We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other th an our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core p erf ormance of our trading operations and provides a clearer understanding of our business activities on our Exchange. While we include change in fair value of digital asset inventories, specifically the bid - offer spread earned from the purchase o f digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark - to - market adjustments. This is because these remeasur ements, including impairment losses of digital assets held under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading po sit ions. Adjusted revenue is a non - IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities . We define adjusted revenue as adjusted transaction revenue, plus ( i ) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk and CCData , plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI . Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk and CCData businesses that we acquired in November 2023 and October 2024 , respectively . Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude : • digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange . Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business ; • gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes . Such remeasurement reflects mark - to - market (MTM) adjustments including the impairment losses of digital assets held under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions . The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid - offer spread earned from digital asset spot transactions . Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business ; • certain non - cash charges such as share - based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations ; • provision for or benefit from income tax and finance expenses ; • change in fair value of derivatives and financial liability at FVTPL ; • the change in fair value of investments in financial assets related to digital asset funds . These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation . The fair value changes are primarily driven by the mark - to - market (MTM) adjustments of the underlying digital assets within the funds . Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance . Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions ; • certain acquisition - related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses . These adjustments aid in the comparability of our results across periods . Acquisition related costs include amounts paid to redeem acquirees’ unvested share - based compensation awards, legal, accounting, valuation, and due diligence costs . Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses . Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges ; and • the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the “Revaluation of digital assets held as investments” under OCI . Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities . Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations .

30 Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments . Adjusted operating expense is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance . These excluded items Stock - based compensation expense, Depreciation and amortization expense, and certain non - recurring expenses . We believe Adjusted Operating Expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non - cash expenses (depreciation, amortization, and stock - based compensation) and other items not indicative of ongoing business trends . Management uses this measure to assess business performance and to plan for future periods . Subscription, services & other revenue is a non - IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads . This measure includes revenue from lending and liquidity services, such as interest earned from third - party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees . It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets) . This non - IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within “Revaluation of digital assets held as investments”) . By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service - oriented business lines, separate from our core transaction - based revenues . Trading volume represents the notional value of trades, i . e . , the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed . The quantity represents the total U . S . dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement . Average daily volume represents the total Trading Volume for the applicable period divided by the number of trading days in such period . Average trading spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed as a percentage of the trading volume for the period . Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform Definition of Certain Metrics (Cont’d)

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